

October 7, 2020

Dave Roberson
Chief Executive Officer
Carney Technology Acquisition Corp. II
533 Airport Blvd.
Suite 400
Burlingame, CA 94010

> **Re: Carney Technology Acquisition Corp. II**
> **Draft Registration Statement on Form S-1**
> **Submitted September 15, 2020**
> **CIK No. 0001823634**

Dear Mr. Roberson:

We have reviewed your draft registration statement and have the following comment.

Please respond to this letter by either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted September 15, 2020

Dilution, page 65

1. We note your calculation of the percentage of dilution to public stockholders assuming the exercise of the over-allotment option in full appears to be incorrect. Please revise in your next amendment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lijia Sanchez, Esq.